Exhibit 12
Form 10KSB
SPM Group, Inc.
                          SPM GROUP, INC.
                              MINUTES
                      THE BOARD OF DIRECTORS
                          31 January 1992

A meeting of the Board of Director of SPM Group, Inc. was held on 31 January 1992. Present at the meeting was Konrad Ruckstuhl, being the sole remaining director and Robert Wiegand H )by telephone), corporate secretary, and J.E. Santaularia, invited shareholder.

Mr. Ruckstuhl advised that all other directors had resigned, either at the meeting of 26 September 1991 or thereafter. To accomplish the work of the company, he, as sole remaining director, appointed Mr. Wiegand and Mr. Santaularia to the Board.

The Board then adopted the following resolutions:

RESOLVED,  that  the Bylaws of the corporation be amended  by  the
repeal  and  replacement  of          Paragraph  3.2(a)  with  the
following:

     3.2(a)    The number of directors is to be fixed from time to
time by resolution of the Board.

RESOLVED, that the number of directors be fixed at three (3), provided that, should the number of directors in office be reduced by resignation or incapacity of a director, the number of directors is to be reduced to the number actually in office, but not less than one (1).

At this time, the resignation of Mr. Wiegand was accepted.

The remaining directors proceeded with the business of the corporation.

It was pointed out that the merger with EEC contemplated at the meeting of 26 September 1991 did not take place.

The Board elected the following officers:
     Konrad Ruckstuhl    President
     Robert Wiegand II   Secretary

There being no further business, the meeting was adjourned.

                              Respectfully,

                              Robert Wiegand II, Secretary

                               E-44
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